December 18, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 7 to Form S-1 Filed December 11, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VIASPACE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 16, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1.
We note your response to comment one from our letter dated December 3, 2009.  Please revise your disclosure throughout your registration statement to indicate whether the second closing has occurred.  If it has not occurred, further revise your disclosure to indicate the date on which it will occur.  We also note your disclosure on pages eight, 24, 25 and 26 that you “believe” that the remaining 30% of IPA BVI will be transferred to your on or before January 15, 2010.  Please revise the disclosure to clarify the circumstances in which such transfer would not occur.  Otherwise, revise your disclosure to indicate, if true, that the parties have agreed that such transfer will occur on or before January 15, 2010, regardless of whether the Second Closing takes place on such date.

Response:  The registration statement has been revised to disclose that the second closing has not yet occurred on pages 8, 24 and 50.  It is scheduled to occur on January 15, 2010.  The parties have agreed to transfer the remaining 30% of IPA BVI regardless of whether the Second Closing takes place on such date.  This has been disclosed on pages 8, 24, and 50 as well.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP /s/ Ryan Hong Ryan Hong, Esq.